Exhibit 99.1

FIRSTSERVICE CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

First Quarter
March 31, 2009

FIRSTSERVICE CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
(Unaudited)
(in thousands of US Dollars, except per share amounts) – in accordance with generally accepted accounting principles in the United States of America

	Three months ended March 31
	2009	2008

Revenues	$361,009	$369,131

Cost of revenues	227,612	233,354
Selling, general and administrative expenses	125,827	136,768
Depreciation	5,739	5,563
Amortization of intangible assets	6,521	5,249
Goodwill impairment charge (note 5)	29,583	-
Operating loss	(34,273)	(11,803)
Interest expense, net	2,654	3,845
Other income, net (note 6)	(91)	(826)
Loss before income tax	(36,836)	(14,822)
Income tax (note 7)	7,491	(8,632)
Net loss from continuing operations	(44,327)	(6,190)
Net loss from discontinued operations, net of income tax (note 4)	(3,921)	(3,543)
Net loss	(48,248)	(9,733)
Non-controlling interest share of loss	(4,210)	(372)
Non-controlling interest redemption increment (note 10)	1,916	21,425
Net loss attributable to the Company (note 11)	(45,954)	(30,786)
Preferred share dividends	2,525	2,616
Net loss attributable to common shareholders	$(48,479)	$(33,402)

Net loss per common share (note 12)
Basic
Continuing operations	$(1.54)	$(0.32)
Discontinued operations	(0.11)	(0.08)
	$(1.65)	$(0.40)

Diluted
Continuing operations	$(1.54)	$(0.32)
Discontinued operations	(0.11)	(0.08)
	$(1.65)	$(0.40)

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in thousands of US Dollars) – in accordance with generally accepted accounting principles in the United States of America
	March 31, 2009	December 31, 2008
Assets
Current assets
Cash and cash equivalents	$56,756	$79,642
Restricted cash	9,243	10,240
Accounts receivable, net of allowance of $13,102 (December 31, 2008 - $12,817)	167,895	175,520
Income tax recoverable	17,942	18,080
Inventories	10,749	10,572
Prepaid expenses and other current assets	21,752	20,876
Deferred income tax	13,558	11,718
Assets held for sale	11,795	14,210
	309,690	340,858
Other receivables	15,377	16,832
Other assets	11,583	12,459
Fixed assets	75,399	76,789
Deferred income tax	5,143	10,072
Intangible assets	172,495	178,227
Goodwill	319,754	348,897
Assets held for sale	4,191	6,503
	603,942	649,779
	$913,632	$990,637

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	$41,356	$58,172
Accrued liabilities	131,482	157,820
Income tax payable	10,867	7,567
Unearned revenues	29,450	27,600
Long-term debt – current (note 8)	25,082	20,899
Deferred income tax	193	75
Liabilities related to assets held for sale	2,087	12,946
	240,517	285,079
Long-term debt – non-current (note 8)	280,733	245,470
Other liabilities	22,128	21,832
Deferred income tax	42,708	42,072
Liabilities related to assets held for sale	619	278
	346,188	309,652
Non-controlling interests (note 10)	178,080	196,765

Shareholders’ equity
Preferred shares (note 14)	144,307	144,307
Common shares	87,255	86,913
Contributed surplus	26,443	25,899
Deficit	(107,540)	(59,061)
Accumulated other comprehensive (loss) earnings	(1,618)	1,083
	148,847	199,141
	$913,632	$990,637

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Unaudited)
(in thousands of US Dollars, except share information) – in accordance with generally accepted accounting principles in the United States of America

	Preferred shares		Common shares
	Issued and outstanding shares	Amount	Issued and outstanding shares	Amount	Contributed surplus	Receivables pursuant to share purchase plan	Retained earnings (deficit)	Accumulated other comprehensive earnings	Total shareholders’ equity
Balance, December 31, 2007	5,979,074	$149,477	29,905,594	$83,075	$9,347	$(1,232)	$57,794	$13,700	$312,161

SFAS 160 adjustment (notes 2, 10)	-	-	-	-	-	-	(151,146)	(1,348)	(152,494)
Revised balance, December 31, 2007	5,979,074	$149,477	29,905,594	$83,075	$9,347	$(1,232)	$(93,352)	$12,352	$159,667
Comprehensive earnings:
Net loss	-	-	-	-	-	-	(9,733)	-	(9,733)
Foreign currency translation adjustments	-	-	-	-	-	-	-	(1,009)	(1,009)
Less: amount attributable to NCI	-	-	-	-	-	-	-	(213)	(213)
Unrealized loss on available-for-sale equity securities, net of income tax of $261	-	-	-	-	-	-	-	(1,187)	(1,187)
Comprehensive loss									(12,142)
NCI share of loss	-	-	-	-	-	-	372	-	372
NCI redemption increment	-	-	-	-	-	-	(21,425)	-	(21,425)
Subsidiaries’ equity transactions	-	-	-	-	1,595	-	-	-	1,595
Subordinate Voting Shares:
Stock option expense	-	-	-	22	747	-	-	-	769
Stock options exercised	-	-	59,000	515	(198)	-	-	-	317
Issued for purchase of NCI	-	-	279,093	5,784	-	-	-	-	5,784
Purchased for cancellation	-	-	(131,100)	(477)	-	-	(2,402)	-	(2,879)
Cash payments received	-	-	-	-	1,644	467	-	-	2,111
Preferred Shares:
Dividends (note 14)	-	-	-	-	-	-	(2,616)	-	(2,616)
Balance, March 31, 2008	5,979,074	$149,477	30,112,587	$88,919	$13,135	$(765)	$(129,156)	$9,943	$131,553

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Unaudited)
(in thousands of US Dollars, except share information) – in accordance with generally accepted accounting principles in the United States of America

	Preferred shares		Common shares
	Issued and outstanding shares	Amount	Issued and outstanding shares	Amount	Contributed surplus	Deficit	Accumulated other comprehensive earnings (loss)	Total shareholders’ equity
Balance, December 31, 2008	5,772,274	$144,307	29,333,484	$86,913	$25,899	$(59,061)	$1,083	$199,141
Comprehensive earnings:
Net loss	-	-	-	-	-	(48,248)	-	(48,248)
Foreign currency translation adjustments	-	-	-	-	-	-	(2,898)	(2,898)
Less: amount attributable to NCI	-	-	-	-	-	-	(34)	(34)
Unrealized gain on available-for-sale equity securities, net of income tax of $51	-	-	-	-	-	-	231	231
Comprehensive earnings								(50,949)
NCI share of earnings	-	-	-	-	-	4,210	-	4,210
NCI redemption increment	-	-	-	-	-	(1,916)	-	(1,916)
Subsidiaries’ equity transactions	-	-	-	-	81	-	-	81
Subordinate Voting Shares:
Stock option expense	-	-	-	-	463	-	-	463
Stock options exercised	-	-	60,755	342	-	-	-	342
Preferred Shares:
Dividends (note 14)	-	-	-	-	-	(2,525)	-	(2,525)
Balance, March 31, 2009	5,772,274	$144,307	29,394,239	$87,255	$26,443	$(107,540)	$(1,618)	$148,847

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(in thousands of US Dollars) – in accordance with generally accepted accounting principles in the United States of America

	Three months ended March 31
	2009	2008
Cash provided by (used in)

Operating activities
Net loss	$(48,248)	$(9,733)
Net loss from discontinued operations	3,921	3,543
Items not affecting cash:
Depreciation and amortization	12,260	10,812
Goodwill impairment charge	29,583	-
Deferred income tax	2,218	(18,476)
Other	851	3,056

Changes in non-cash working capital:
Accounts receivable	8,098	17,413
Inventories	(177)	(5,658)
Prepaids and other assets	(950)	3,105
Payables and accruals	(40,484)	(27,356)
Unearned revenues	1,839	2,867
Other liabilities	126	(1,395)
Discontinued operations	(8,012)	6,411
Net cash used in operating activities	(38,975)	(15,411)

Investing activities Acquisitions of businesses, net of cash acquired (note 3)	(953)	(20,449)
(Purchases) sales of non-controlling interests	(10,876)	1,088
Purchases of fixed assets	(4,208)	(7,102)
Other investing activities	3,311	6,189
Discontinued operations	17	3
Net cash used in investing activities	(12,709)	(20,271)

Financing activities
Increase in long-term debt	46,528	111,778
Repayment of long-term debt	(9,000)	(87,386)
Proceeds received on exercise of stock options	342	317
Repurchases of Subordinate Voting Shares	-	(2,879)
Dividends paid to preferred shareholders	(2,525)	(2,616)
Dividends paid to non-controlling interests in subsidiaries	(3,248)	(2,430)
Other financing activities	-	1,567
Discontinued operations	-	140
Net cash provided by financing activities	32,097	18,491
Effect of exchange rate changes on cash	(2,581)	(4,179)

Decrease in cash and cash equivalents	(22,168)	(21,370)

Cash and cash equivalents, beginning of period	79,642	99,706
Amounts held by discontinued operations, beginning of period	407	2,330
	80,049	102,036
Cash and cash equivalents, end of period	56,756	75,371
Amounts held by discontinued operations, end of period	1,125	5,295
	$57,881	$80,666

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2009
(Unaudited)
(in thousands of US Dollars, except per share amounts)

1.
DESCRIPTION OF THE BUSINESS – FirstService Corporation (the “Company”) is a provider of real estate-related services to commercial, institutional and residential customers in North America and various countries around the world.  The Company’s operations are conducted in three segments: Commercial Real Estate (“CRE”) Services, Residential Property Management and Property Services.

2.
SUMMARY OF PRESENTATION – These condensed consolidated financial statements have been prepared by the Company in accordance with the disclosure requirements for the presentation of interim financial information pursuant to applicable Canadian securities law.  Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements, although the Company believes that the disclosures are adequate to make the information not misleading.  These interim financial statements should be read in conjunction with the audited consolidated financial statements for the nine-month period ended December 31, 2008.

These interim financial statements follow the same accounting policies as the most recent audited consolidated financial statements, except as noted below.  In the opinion of management, the condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position of the Company as at March 31, 2009 and the results of operations and its cash flows for the three month period ended March 31, 2009.  All such adjustments are of a normal recurring nature.  The results of operations for the three month period ended March 31, 2009 are not necessarily indicative of the results to be expected for the year ending December 31, 2009.

The Company adopted Statement of Financial Accounting Standards No. 141(R), Business Combinations (“SFAS 141R”) on January 1, 2009.  SFAS 141R prospectively changes the manner in which business acquisitions are accounted for.  The following is required for acquisitions completed under the standard: (i) transaction costs are expensed; (ii) contingent consideration is recognized at the acquisition date; and (iii) the fair value of contingent consideration is re-measured quarterly.

The Company adopted FASB Staff Position No. 142-3, Determination of the Useful Life of Intangible Assets (“FSP 142-3”) on January 1, 2009.  FSP 142-3 amends the factors used when considering the useful life of recognized intangible assets.  The adoption of FSP 142-3 did not have a material effect on the Company’s results of operations or financial position.

On January 1, 2009, the Company began to apply Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”) to non-financial assets and liabilities that are recognized or disclosed at fair value on a non-recurring basis as required under FASB Staff Position No. 157-2.  The application of this standard affected the measurement and disclosure of the goodwill impairment charge recorded during the three month period ended March 31, 2009 (see note 9).

The Company adopted Statement of Financial Accounting Standards No. 160, Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“SFAS 160”) on January 1, 2009.  SFAS 160 changes the accounting and reporting for non-controlling interests (previously referred to as minority interests).  SFAS 160 also affects the guidance in EITF Topic No. D-98, Classification and Measurement of Redeemable Securities (“EITF D-98”).  Except for earnings per share calculations, the presentation and disclosure requirements of SFAS 160 and EITF D-98 were adopted retrospectively and, as a result, the Company recorded an increase to non-controlling interest of $152,494 (see note 10) and a corresponding decrease to shareholders’ equity as of December 31, 2007.  Consistent with the transition provisions within EITF D-98, the Company is presenting the effect of the adoption of these standards on earnings per share prospectively, effective January 1, 2009.

The Company adopted Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS 161”) on January 1, 2009.  SFAS 161 requires enhanced disclosures about the Company’s derivative and hedging activities such as the objective for using derivative instruments, the method of accounting for derivative instruments and related hedged items under SFAS No. 133 and its related interpretations, and the effect of derivative instruments and related hedged items on the Company’s financial position, financial performance, and cash flows. The adoption of SFAS 161 did not have a material effect on the Company’s results of operations or financial position.

3.
ACQUISITIONS – During the three month period, the Company made one acquisition in the Residential Property Management segment for aggregate cash consideration of $859 which was allocated as follows: intangible assets $615; net tangible assets and liabilities $(451); non-controlling interest $(318) and goodwill $1,013.  In the prior year period, acquisitions were made for cash consideration of $17,848.

Certain vendors, at the time of acquisition, are entitled to receive contingent consideration if the acquired businesses achieve specified earnings levels during the one- to three-year periods following the dates of acquisition.  Such contingent consideration is issued at the expiration of the contingency period.  As at March 31, 2009, there was contingent consideration outstanding of up to $50,600 ($51,800 as at December 31, 2008) related to acquisitions completed prior to the adoption of SFAS 141R on January 1, 2009.  The contingencies will expire during the period extending to February 2012.  For acquisitions completed prior to the adoption of SFAS 141R, the contingent consideration will be recorded when the contingencies are resolved and the consideration is issued or becomes issuable, at which time the Company will record the fair value of the consideration issued or issuable, including interest, as additional costs of the acquired businesses.  There was no contingent consideration recognized during the three months ended March 31, 2009 (2008 - nil).  Contingent consideration paid during the three month period ended March 31, 2009 was $94 (2008 - $2,601).

The goodwill recognized during the three months ended March 31, 2009 is not expected to be deductible for income tax purposes.

4.
DISCONTINUED OPERATIONS – Discontinued operations includes the operations comprising the Integrated Security Services segment, which was sold on July 1, 2008, the Canadian commercial mortgage securitization operations which was exited as of March 31, 2008, and the Chicago-based US mortgage brokerage and servicing operation which was held for sale as of March 31, 2009.

As at March 31, 2009, the Company had no contracts to convert fixed-rate mortgage loans to floating rates in its discontinued mortgage securitization operation (December 31, 2008 - contract amount of $60,344 with a fair value loss of $10,758).  During the three months ended March 31, 2009, the contract liability was settled for $10,124.

5.
GOODWILL IMPAIRMENT – A test for goodwill impairment is required to be completed annually, in the Company’s case as of August 1, or more frequently if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.  The Company was required to perform goodwill impairment tests during the quarter ended March 31, 2009 due to a continuing deterioration of economic conditions negatively impacting the performance of the Company’s CRE operations.  The Company determined that there was impairment in the North American and Central Europe & Latin American reporting units within the CRE segment driven by adverse economic conditions and sharply reduced brokerage activity.  The fair values of the reporting units were determined using discounted cash flow models.  The amount of the impairment loss related to the two reporting units was $29,583 (net of income taxes of nil).

6.	OTHER INCOME – Other income is comprised of the following:

	Three months ended March 31
	2009	2008

Earnings from available-for-sale securities	$-	$589
Earnings (loss) from equity method investments	22	(588)
Other	69	825
	$91	$826

7.
INCOME TAX – The provision for income taxes for the three months ended March 31, 2009 reflected an effective tax rate of (20) % compared to a combined statutory rate of approximately 34%.  The difference in rate was primarily attributable to (i) valuation allowances recorded against deferred tax assets on net operating loss carry-forwards in Canada and the United States related to prior periods as well as the current period and (ii) the goodwill impairment charge, which is not tax deductible.

8.
LONG-TERM DEBT – The Company has an amended and restated credit agreement with a syndicate of banks to provide a $225,000 committed senior revolving credit facility with a five year term ending September 7, 2012.  The revolving credit facility bears interest at 0.75% to 1.30% over floating reference rates, depending on certain leverage ratios.

The revolving credit facility and the Company’s three outstanding issues of Senior Notes rank equally in terms of seniority.  The Company has granted the lenders and Note-holders various security including the following: an interest in all of the assets of the Company including the Company’s share of its subsidiaries, an assignment of material contracts and an assignment of the Company’s “call” with respect to shares of the subsidiaries held by non-controlling interests.

The covenants require the Company to maintain certain ratios including financial leverage, fixed charge coverage, interest coverage and net worth.  The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval.

9.
FAIR VALUE MEASUREMENTS – The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments, unless otherwise indicated.  The following are estimates of the fair values of other financial instruments:

	March 31, 2009		December 31, 2008
	Carrying amount	Fair value	Carrying amount	Fair value

Held-to-maturity investments	$5,924	$5,920	$6,195	$6,199
Available-for-sale securities	3,002	3,002	2,720	2,720
Other receivables	15,377	15,377	16,832	16,832
Long-term debt	305,815	325,269	266,369	302,494

Held-to-maturity investments have various maturities through to 2012 and are included under the balance sheet captions “restricted cash”, “prepaid expenses and other current assets” and “other assets”.  Available-for-sale securities are included under the balance sheet caption “other assets”.

The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of March 31, 2009:

		Fair value measurements at March 31, 2009
	Carrying value at March 31, 2009	Level 1	Level 2	Level 3

Available-for-sale securities	$3,002	$3,002	$-	$-

The valuation technique used to measure the fair value for available-for-sale securities is the quoted market price.

The following table provides the financial assets and liabilities measured at fair value for impairment assessment as of March 31, 2009 and are subject to fair value adjustments in certain circumstances:

		Fair value measurements at March 31, 2009
	Carrying value at March 31, 2009	Level 1	Level 2	Level 3	Impairment loss recognized

Held-to-maturity investments	$5,924	$-	$5,920	$-	$-
Goodwill
CRE North America	54,015	-	-	54,015	26,271
CRE Central Europe & Latin America	27,723	-	-	27,723	3,312

Held-to-maturity investments are valued based on market prices obtained from third parties.

Goodwill related to two reporting units within the CRE segment was measured at its implied fair value (see note 5), resulting in an impairment charge of $29,583, which was recognized in earnings for the period ended March 31, 2009.  The significant unobservable (Level 3) input related to this measurement was projected future operating results, which were comprised of estimates developed by management.

10.
NON-CONTROLLING INTERESTS – The minority equity positions in the Company’s subsidiaries are referred to as non-controlling interests (“NCI”).  The NCI are considered to be redeemable securities under EITF D-98.  Accordingly, the NCI is recorded at the redemption amount in the “mezzanine” section of the balance sheet, outside of shareholders’ equity.  Changes in the redemption amount are recognized immediately as they occur.  The following table provides a reconciliation of the beginning and ending NCI amounts:

	2009	2008

Balance, December 31, 2007, as previously presented		$65,206
Adjustment on adoption of SFAS 160		152,494
Balance, January 1	$196,765	217,700
NCI share of loss	(4,210)	(372)
NCI share of other comprehensive earnings	34	213
NCI redemption increment	1,916	21,425
Dividends paid to NCI	(3,248)	(2,292)
Purchases of interests from NCI, net	(13,495)	(2,276)
NCI recognized upon business acquisitions	318	(1,798)
Balance, March 31	$178,080	$232,600

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries.  These agreements allow the Company to “call” the non-controlling interest at a price determined with the use of a formula price, which is usually equal to a multiple of average annual net earnings before extraordinary items, income taxes, interest, depreciation, and amortization.  The agreements also have redemption features which allow the owners of the NCI to “put” their equity to the Company at the same price subject to certain limitations.  The “put” / “call” price is referred to as the redemption amount and may be paid in cash or in Subordinate Voting Shares.  If all call or put options were settled with Subordinate Voting Shares as at March 31, 2009, approximately 20,100,000 such shares would be issued.

11.	NET LOSS ATTRIBUTABLE TO THE COMPANY – The following table sets out the loss attributable to the Company’s common shareholders:

	Three months ended March 31
	2009	2008
Amounts attributable to the Company:
Net loss from continuing operations	$(42,636)	$(28,305)
Discontinued operations	(3,318)	(2,481)
Net loss	(45,954)	(30,786)
Preferred share dividends	2,525	2,616
Net loss attributable to common shareholders	$(48,479)	$(33,402)

12.
NET LOSS PER COMMON SHARE – Consistent with the transition provisions within EITF D-98, the Company has presented the effect of the adoption of SFAS 160 and EITF D-98 on earnings per common share prospectively, effective January 1, 2009.

Earnings per share calculations cannot be anti-dilutive, therefore diluted shares are not used in the denominator when the numerator is in a loss position.  The following table reconciles the basic and diluted common shares outstanding:

(in thousands)	Three months ended March 31
	2009	2008

Basic shares	29,356	29,983
Assumed exercise of Company stock options	15	406
Diluted shares	29,371	30,389

13.	STOCK-BASED COMPENSATION

Company stock option plan
The Company has a stock option plan for certain directors, officers and key full-time employees of the Company and its subsidiaries, other than its CEO.  Options are granted at the market price for the underlying shares on the date of grant.  Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Subordinate Voting Share.  All Subordinate Voting Shares issued are new shares.  As at March 31, 2009, there were 854,000 options available for future grants (December 31, 2008 – 854,000).

Grants under the Company’s stock option plan are equity-classified awards.  There were no stock options granted during the three months ended March 31, 2009 (2008 – none).  Stock option activity for the three months ended March 31, 2009 was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value
Shares issuable under options – Beginning of period	1,580,755	$18.24
Granted	-
Exercised	(60,755)	5.59
Forfeited	-
Shares issuable under options – End of period	1,520,000	$18.75	2.46	$-
Options exercisable – End of period	828,250	$16.82	1.66	$-

The amount of compensation expense recorded in the statement of earnings for the three months ended March 31, 2009 was $463 (2008 – $769).  As of March 31, 2009, there was $1,907 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 3.7 years.  During the three month period ended March 31, 2009, the fair value of options vested was $1,393 (2008 – $1,288).

Subsidiary stock option plan
The Company has a stock option plan at one of its subsidiaries.  The impact of potential dilution from this plan would be reflected in the Company’s diluted earnings per share if dilutive.

14.
PREFERRED SHARES – A dividend of $0.4375 per Preferred Share, for the period December 31, 2008 to March 31, 2009, was paid on March 31, 2009.  Each Preferred Share has a stated amount of $25.00.  As at March 31, 2009, the Company may redeem each Preferred Share for $25.75 payable in cash, or alternatively the Company may convert each Preferred Share into Subordinate Voting Shares based on a price of $25.75.  The redemption or conversion price is scheduled to decline in annual increments of $0.25 such that the price will be fixed at $25.00 on and after August 1, 2011.  Holders of the Preferred Shares have no redemption or conversion rights.

15.
CONTINGENCIES – In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business.  Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company.  The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

16.
SEGMENTED INFORMATION – The Company has three reportable operating segments. The segments are grouped with reference to the nature of services provided and the types of clients that use those services.  The Company assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization.  Commercial Real Estate Services provides commercial property brokerage and other advisory services to clients in North America and in various other countries around the world.  Residential Property Management provides property management and related property services to residential communities in the United States.  Property Services provides franchised and Company-owned property services to customers in the United States and Canada. Corporate includes the costs of operating the Company’s corporate head office.

OPERATING SEGMENTS

	Commercial Real Estate Services	Residential Property Management	Property Services	Corporate	Consolidated
Three months ended March 31

2009
Revenues	$118,489	$146,617	$95,882	$21	$361,009
Operating (loss) earnings	(51,716)	8,728	11,563	(2,848)	(34,273)

2008
Revenues	$168,282	$140,474	$60,308	$67	$369,131
Operating (loss) earnings	(17,516)	6,952	1,378	(2,617)	(11,803)

GEOGRAPHIC INFORMATION

	United States	Canada	Australia	Other	Consolidated

Three months ended March 31

2009
Revenues	$279,992	$38,854	$15,615	$26,548	$361,009
Total long-lived assets	421,620	66,795	31,340	47,893	567,648

2008
Revenue	$250,621	$45,660	$29,588	$43,262	$369,131
Total long-lived assets	394,168	75,181	32,629	52,604	554,582

FIRSTSERVICE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2009
(in US Dollars)
May 14, 2009

The following Management’s Discussion and Analysis (“MD&A”) should be read together with the unaudited interim consolidated financial statements of FirstService Corporation (the “Company” or “FirstService”) for the three month period ended March 31, 2009 and the Company’s audited consolidated financial statements, and MD&A, for the nine month transition period ended December 31, 2008.  The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”).  All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the "CSA").  Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States.  This MD&A provides information for the three month period ended March 31, 2009 and up to and including May 14, 2009.

Additional information about the Company, including the Company’s Annual Information Form, which is included in FirstService’s Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission (the "SEC") website at www.sec.gov.

Consolidated review

Revenues for our first quarter ended March 31, 2009 were down 2% versus the same period one year ago, with solid growth in the Property Services and Residential Property Management segments tempered by declines in brokerage revenues in our Commercial Real Estate segment.  Operating results for the first quarter, relative to the same period a year ago, were affected by a non-cash goodwill impairment charge related to our Commercial Real Estate operations.  Aside from the goodwill impairment charge, operating results improved versus one year ago, as a result of revenue growth and margin enhancement in both the Property Services and Residential Property Management segments.

During the first quarter, we completed one acquisition in the Residential Property Management segment for consideration of $1.0 million.  We also acquired interests from minority shareholders of subsidiaries in the Property Services and Residential Property Management operations for a cash purchase price of $10.9 million.

On January 1, 2009, we adopted Statement of Financial Accounting Standards No. 160, Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“SFAS 160”).  The adoption of SFAS 160 and related guidance had a material effect on our balance sheet and resulted in the full redemption value of the non-controlling interests in our subsidiaries being recorded on the balance sheet as at January 1, 2009 and also retrospectively.  The adjustment required to make this change was a $146.7 million increase to non-controlling interest and an equivalent decrease to shareholders’ equity, as of January 1, 2009.  The impact of SFAS 160 is described more fully below.

Results of operations - three months ended March 31, 2009

Revenues for our first quarter were $361.0 million, 2% lower than the prior year quarter.  Acquisitions contributed 6% to revenues, while the negative impact of foreign exchange relative to the US dollar reduced revenues by 4%.  Internally generated revenues, after considering the effects of acquisitions and foreign exchange, declined 4%.

First quarter EBITDA (see “Reconciliation of non-GAAP measures” below) was $12.4 million versus $0.4 million reported in the prior year quarter.  Our EBITDA margin was 3.4% of revenues versus 0.1% of revenues in the prior year quarter, while our operating earnings margin was a loss of 9.5% versus a loss of 3.2% in the prior year quarter.  The operating loss for the quarter was $34.3 million, relative to a loss of $11.8 million in the prior year period.  The increase in operating loss was primarily attributable to a goodwill impairment charge in the Commercial Real Estate segment.

Depreciation and amortization expense totaled $12.3 million for the quarter ended March 31, 2009 and included a $1.5 million long lived asset impairment charge in the Commercial Real Estate segment.  Depreciation and amortization expense for the quarter ended March 31, 2008 totaled $10.8 million.

We recorded a goodwill impairment charge in the amount of $29.6 million during the quarter ended March 31, 2009.1  We were required to perform a goodwill impairment test during the quarter ended March 31, 2009 due to a continuing deterioration of economic conditions in the Commercial Real Estate operations.  In particular, we determined that there was impairment in the North American and Central Europe & Latin American reporting units within the Commercial Real Estate segment driven by adverse economic conditions, sharply reduced brokerage activity and a resulting decline in estimated future discounted cash flows in each of these reporting units.  No goodwill impairment charges were recorded in the prior year period.  If, in future periods, poor economic conditions and operating results persist, a further goodwill impairment charge may be necessary.

Net interest expense was $2.7 million versus $3.8 million recorded in the prior year quarter.  The average interest rate on debt during the quarter was 5.1%, which is down from 6.8% in the prior year’s quarter due to lower interest rates on floating rate debt.  Net indebtedness (defined as current and non-current long-term debt less cash and cash equivalents) at the end of the quarter was $249.1 million versus $280.7 million a year ago primarily as a result of the proceeds received on the divesture of our Integrated Security segment offset by spending on acquisitions and fixed assets during the past twelve months.

The consolidated income tax rate was approximately 20% of the loss before income tax and minority interest, relative to a 58% recovery in the prior year’s quarter.  The current period’s rate was negatively affected by (i) the establishment of a valuation allowance with respect to deferred income tax assets in connection with operating loss carry-forwards and (ii) the goodwill impairment charge, which is not tax deductible.  The most significant factor leading to the determination that a valuation allowance was necessary is uncertainty in the near-term outlook for taxable income in our North American Commercial Real Estate operations.  The operating losses have a statutory carry-forward period of 20 years.

The net loss from continuing operations for the quarter was $44.3 million, versus a loss of $6.2 million in the prior year quarter.  The increase was primarily attributable to the goodwill impairment charge and the deferred tax valuation allowance, both taken during the current quarter.

The Commercial Real Estate segment generated $118.5 million of revenues during the first quarter.  Revenues declined 30%, comprised of an internal revenue decline of 29%, growth from acquisitions of 7% and the negative impact of foreign exchange of 8%.  Revenues were down versus prior year in all markets.  The US operations, which comprise approximately 30% of segment revenues, experienced a 35% decline due to difficult market conditions, primarily related to the lack of available credit to support sale transactions. The European operations, which comprise approximately 10% of segment revenues, experienced a 64% decline in revenues due to a sharp decrease in sale transactions combined with significant depreciation of local currencies relative to the US dollar.  First quarter EBITDA, before a cost containment charge, was a loss of $11.5 million, versus a loss of $11.6 million in the year-ago period.  A $3.2 million non-recurring cost containment charge was recorded on account of lease terminations and severances to better align the segment’s cost structure with expected revenues.

___________________________

[1]
The amount of $29.6 million is the final determination of the goodwill impairment charge recorded during the quarter ended March 31, 2009.  In our press release issued on April 29, 2009, we estimated the amount of the goodwill impairment charge to be $30.0 million.

Our Residential Property Management segment reported revenues of $146.6 million for the quarter, up 4% versus the prior year quarter.  Internal growth was 3% and an additional 1% of growth was attributable to acquisitions.  Overall internal growth of 3% was comprised of an 8% increase in management contract revenues from new client wins, offset by a decline in ancillary service revenues including landscaping, HVAC, and painting.  Residential Property Management EBITDA was $11.5 million relative to $10.0 million in the prior year quarter and margins were 7.9% versus 7.1%.  The margin the prior year quarter was unusually low due to costs incurred in connection with the development of a new service offering.

Property Services revenues were $95.9 million, an increase of 59% over the prior year period.  Internal growth was 55%, while acquisitions accounted for 4%.  Internal revenue growth was led by Field Asset Services, our vendor network providing residential foreclosure management services to US financial institutions, which more than doubled its revenues relative to the year-ago period.  The consumer-oriented franchise operations within the segment experienced an internal revenue decline of 32%.  EBITDA was $13.5 million, up from $3.1 million in the prior year period.  The EBITDA margin was 14.1% versus 5.1% last year, which was impacted by the strong revenue growth at Field Asset Services.

Corporate expenses for the first quarter totaled $2.8 million and were up slightly versus the prior year period.

Discontinued operations

Included in discontinued operations for the quarter ended March 31, 2009 are the US Mortgage Brokerage operation (“USMB”), which was held for sale as of March 31, 2009 and the Canadian Commercial Mortgage Securitization operation (“CCMS”), which was wound down during the quarter ended March 31, 2008.  The wind down of CCMS is complete except for the disposal of remaining mortgage loans receivable.  We expect to dispose of the mortgage loans receivable as soon as practicable.  The net loss from discontinued operations was $3.9 million, relative to a $3.5 million loss in the prior year quarter.  The current quarter’s loss was attributable to a $3.6 million income tax valuation allowance charge.

As at March 31, 2009, we had $9.4 million (December 31, 2008 – $12.7 million) of mortgage loans receivable and a right to purchase $42.1 million (December 31, 2008 – $86.4 million) of mortgages from our co-lenders.  During the quarter, we settled our remaining interest rate derivative contract liability for a cash payment of $10.1 million.  As at March 31, 2009, we had no interest rate derivatives outstanding (December 31, 2008 – derivative contracts to convert $60.3 million of fixed-rate loans receivables to floating rates with a fair value loss of $10.8 million).

Seasonality and quarterly fluctuations

Some of our operations are subject to seasonal variations.  The Commercial Real Estate segment generates peak brokerage revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on commercial real estate brokerage transactions.  Brokerage revenues and earnings during the balance of the year have historically been relatively even, however historical patterns are not necessarily indicative of future results.  These brokerage operations comprise approximately 25% of consolidated annual revenues.

The seasonality of our service lines results in variations in quarterly revenues and operating margins.  Variations can also be caused by acquisitions, which alter the consolidated service mix.

Summary of quarterly results (unaudited)

The following table sets forth FirstService’s unaudited quarterly consolidated results of operations data for each of the eight most recent quarters. The information in the table below has been derived from FirstService’s unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a consistent basis and include all adjustments necessary for a fair presentation of information.  The information below is not necessarily indicative of results for any future quarter.

Quarter	Q1	Q2	Q3	Q4

(in thousands of US$, except per share amounts)

YEAR ENDING DECEMBER 31, 2009
Revenues	$361,009
Operating loss	(34,273)
Net loss per share:
Basic	(1.65)
Diluted	(1.65)

YEAR ENDED DECEMBER 31, 2008
Revenues	$369,131	$454,769	$450,051	$417,860
Operating earnings (loss)	(11,803)	35,278	35,442	12,410
Net earnings (loss) per share:
Basic	(0.40)	0.51	2.68	(1.36)
Diluted	(0.40)	0.47	2.66	(1.36)

YEAR ENDED DECEMBER 31, 2007
Revenues		$359,661	$373,287	$447,634
Operating earnings		33,449	32,833	23,643
Net earnings per share:
Basic		0.61	0.53	0.18
Diluted		0.56	0.50	0.15

OTHER DATA
EBITDA – 2009	$12,419
EBITDA – 2008	384	$47,113	$47,451	$29,797
EBITDA – 2007		41,509	42,760	38,961

Reconciliation of non-GAAP measures

We define EBITDA as net earnings from continuing operations before income taxes, interest, depreciation, amortization, goodwill impairment, cost containment and stock-based compensation expense.  We use EBITDA to evaluate operating performance and it is an integral part of our planning and reporting systems.  We use multiples of current and projected EBITDA in conjunction with discounted cash flow models to determine our overall enterprise valuation and to evaluate acquisition targets.  We believe EBITDA is a reasonable measure of operating performance because of the low capital intensity of our service operations. We also believe EBITDA is a financial metric used by many investors to compare companies, especially in the services industry, on the basis of operating results and the ability to incur and service debt.  EBITDA is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings from continuing operations or cash flows from operating activities, as determined in accordance with GAAP.  Our method of calculating EBITDA may differ from other issuers and accordingly, EBITDA may not be comparable to measures used by other issuers.  A reconciliation of net earnings from continuing operations to EBITDA appears below.

(in thousands of US$)	Three months ended March 31
	2009	2008

Net loss from continuing operations	$(44,327)	$(6,190)
Income taxes	7,491	(8,632)
Other income expense, net	(91)	(826)
Interest expense, net	2,654	3,845
Operating loss	(34,273)	(11,803)
Depreciation and amortization	12,260	10,812
Goodwill impairment charge	29,583	-
Cost containment	3,212	-
Stock-based compensation expense	1,637	1,375
EBITDA	$12,419	$384

We are presenting adjusted earnings measures to eliminate the impact of (i) the non-controlling interest redemption increment recognized in connection with SFAS 160; (ii) amortization of intangible assets recognized in connection with acquisitions; (iii) goodwill impairment charges; (iv) stock-based compensation expense; and (v) cost containment expense.  We believe that the adjusted earnings measures are the best way to assess operating performance and that they are an important metric in valuing our shares because (i) the non-controlling interest redemption increment is a non-cash charge that relates to the valuation of minority equity; (ii) amortization expense is a non-cash charge that impacts the earnings of acquisitive companies and reduces comparability with non-acquisitive companies; (iii) goodwill impairment charges are non-cash and non-recurring; (iv) stock-based compensation expense is a non-cash charge that is effectively double-counted, as the effects of stock options are factored into the diluted share count; and (v) cost containment expense incurred in the Commercial Real Estate segment is non-recurring.  The adjusted earnings measures are not recognized measures of financial performance under GAAP and should not be considered as a substitute for net earnings from continuing operations or cash flows from operating activities, as determined in accordance with GAAP.  The following tables provide a reconciliation of the adjusted measures:

(in thousands of US$, except per share amounts)	Three months ended March 31
	2009	2008

Net loss attributable to common shareholders	$(48,479)	$(33,402)
Non-controlling interest redemption increment	1,916	21,425
Company share of net loss from discontinued operations, net of tax	3,318	2,481
Amortization of intangible assets	6,521	5,249
Goodwill impairment charge	29,583	-
Stock-based compensation expense	1,637	1,375
Cost containment	3,212	-
Income tax on adjustments	(3,747)	(2,253)
Deferred income tax valuation allowance	12,482	-
Non-controlling interest on adjustments	(3,939)	(534)
Adjusted net loss from continuing operations	$2,504	$(5,659)

Diluted net loss per share from continuing operations	$(1.54)	$(0.32)
Non-controlling interest redemption increment	0.07	-
Amortization, net of deferred income tax	0.13	0.10
Goodwill impairment charge	0.93	-
Cost containment, net of income tax	0.07	-
Stock-based compensation expense, net of deferred income tax	0.03	0.03
Deferred income tax valuation allowance	0.39	-
Adjusted diluted net earnings (loss) per share	$0.08	$(0.19)

Liquidity and capital resources

Net cash used in operating activities for the three month period ended March 31, 2009 was $39.0 million, versus $15.4 million used in the prior year period which includes continuing and discontinued operations.  The decrease in operating cash flow from discontinued operations of $14.4 million was primarily attributable to a $10.1 million payment to settle of interest rate derivative contracts.  The decrease in operating cash flow from continuing operations of $9.2 million was primarily attributable to the settlement of accrued liabilities from year-end.  We believe that cash from operations and other existing resources will continue to be adequate to satisfy the ongoing working capital needs of the Company.

Net indebtedness as at March 31, 2009 was $249.1 million, versus $186.7 million at December 31, 2008.  Net indebtedness is calculated as the current and non-current portion of long-term debt less cash and cash equivalents.  The change in indebtedness resulted from increases in working capital and spending on business acquisitions and fixed assets.  We are in compliance with the covenants within our financing agreements as at March 31, 2009 and, based on our outlook for the balance of the year, we expect to remain in compliance with these covenants.  We had $99.1 million of available un-drawn credit as of March 31, 2009, and a further $50.0 million available under an accordion provision subject to lender approval.

For the three months ended March 31, 2009, capital expenditures were $4.2 million.  Significant purchases included an enterprise software system upgrade in our Residential Property Management segment.  Based on our current operations, capital expenditures for the year ending December 31, 2009 are expected to be approximately $20.0 million.

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration totaling $50.6 million as at March 31, 2009 ($51.8 million as at December 31, 2008) from acquisitions completed prior to the adoption of SFAS 141R on January 1, 2009.  The amount of contingent consideration related to pre-2009 acquisitions is not recorded as a liability unless the outcome of the contingency is resolved and additional consideration is paid or payable.  The contingent consideration is based on achieving specified earnings levels, and is paid or payable at the end of the contingency period, which extends to February 2012.  We estimate that, based on current operating results, approximately 40% of the contingent consideration outstanding as of March 31, 2009 will ultimately be paid.  When the contingencies are resolved and additional consideration is payable, we will record the fair value of the additional consideration as additional costs of the acquired businesses.

In those operations where managers, employees or brokers are also minority owners, the Company is party to shareholders’ agreements.  These agreements allow us to “call” the minority position at fair value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt.  Minority owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 50% of their holdings in any 12-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the minority shareholder acquired the stock, as the case may be.  The total value of the minority shareholders’ interests, as calculated in accordance with shareholders’ agreements, was as follows.  These amounts are recorded on the balance sheet under the caption “non-controlling interests”.

(in thousands of US$)	March 31, 2009	December 31, 2008

Commercial Real Estate	$47,359	$56,020
Residential Property Management	78,392	84,458
Property Services	52,329	56,287
	$178,080	$196,765

As of March 31, 2009, we had $14.7 million (December 31, 2008 - $14.9 million) of loans receivable from minority shareholders secured by the shares, and accordingly, the net value of the minority shares was $163.4 million (December 31, 2008 - $181.9 million).  The purchase prices of the minority interests may be paid in Subordinate Voting Shares of FirstService.  While it is not our intention to acquire the outstanding minority interests, this step could materially increase net earnings attributable to the Company.

The following table summarizes our contractual obligations as at March 31, 2009:

Contractual obligations	Payments due by period
(in thousands of US$)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Long-term debt	$301,792	$22,922	$48,950	$164,388	$65,532
Capital lease obligations	4,023	2,160	1,861	2	-
Operating leases	213,703	48,894	80,920	51,134	32,755
Unconditional purchase obligations	-	-	-	-	-
Other long-term obligations	-	-	-	-	-

Total contractual obligations	$519,518	$73,976	$131,731	$215,524	$98,287

At March 31, 2009, we had commercial commitments totaling $4.9 million comprised of letters of credit outstanding due to expire within one year.  We are required to make semi-annual payments of interest on our senior notes at a weighted average interest rate of 6.3%.

Off-balance sheet arrangements

The Company does not have any material off-balance sheet arrangements other than those disclosed in notes 12, 17 and 18 to the December 31, 2008 audited consolidated financial statements.

Transactions with related parties

During the three months ended March 31, 2009, we paid rent to entities controlled by minority shareholders of our subsidiaries.  The business purpose of these transactions was to rent office and warehouse space.  The amount of the transactions was $0.6 million (2008 – $0.8 million), and they were completed at market rates.  The ongoing operating lease commitments associated with these transactions are included in the contractual obligations table above.

Critical accounting policies and estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities.  These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates.  The Company’s critical accounting policies and estimates have been reviewed and discussed with the Company’s Audit Committee.  There have been no material changes to the Company’s critical accounting policies and estimates from those disclosed in the Company’s MD&A for the nine month transition period ended December 31, 2008.

Recently adopted accounting standards

We adopted Statement of Financial Accounting Standards No. 141(R), Business Combinations (“SFAS 141R”) on January 1, 2009.  SFAS 141R prospectively changes the manner in which business acquisitions are accounted for.  The following is required for acquisitions completed under the standard: (i) transaction costs are expensed; (ii) contingent consideration is recognized at the acquisition date; and (iii) the fair value of contingent consideration is re-measured quarterly.

We adopted FASB Staff Position No. 142-3, Determination of the Useful Life of Intangible Assets (“FSP 142-3”) on January 1, 2009.  FSP 142-3 amends the factors used when considering the useful life of recognized intangible assets.  The adoption of FSP 142-3 did not have a material effect on the Company’s results of operations or financial position.

On January 1, 2009, we began to apply Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”) to non-financial assets and liabilities that are recognized or disclosed at fair value on a non-recurring basis as required under FASB Staff Position No. 157-2.  The application of this standard affected the measurement and disclosure of the goodwill impairment charge recorded during the three month period ended March 31, 2009.

We adopted Statement of Financial Accounting Standards No. 160, Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“SFAS 160”) on January 1, 2009.  SFAS 160 changes the accounting and reporting for non-controlling interests (previously referred to as minority interests).  SFAS 160 also affects the guidance in EITF Topic No. D-98, Classification and Measurement of Redeemable Securities (“EITF D-98”).  Except for earnings per share calculations, the presentation and disclosure requirements of SFAS 160 and EITF D-98 were adopted retrospectively and, as a result, the Company recorded an increase to non-controlling interest of $152.5 million and a corresponding decrease to retained earnings as of December 31, 2007.  Consistent with the transition provisions within EITF D-98, we are presenting the effect of the adoption of these standards on earnings per share prospectively, effective January 1, 2009.

We adopted Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS 161”) on January 1, 2009.  SFAS 161 requires enhanced disclosures about the Company’s derivative and hedging activities such as the objective for using derivative instruments, the method of accounting for derivative instruments and related hedged items under SFAS No. 133 and its related interpretations, and the effect of derivative instruments and related hedged items on the Company’s financial position, financial performance, and cash flows. The adoption of SFAS 161 did not have a material effect on the Company’s results of operations or financial position.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates.  We do not use financial instruments for trading or speculative purposes.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, of which are authorized an unlimited number of 7% Cumulative Preference Shares, Series 1 (the “Preferred Shares”), an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares.  The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company.  The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company.  The holders of the Preferred Shares are not entitled, except as otherwise provided by law or in the conditions attaching to the preference shares as a class, to receive notice of, attend or vote at any meeting of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof. The Preferred Shares are redeemable for cash or convertible into Subordinate Voting Shares at the option of the Company at any time as set out in the Articles of the Company.

As of the date hereof, we have outstanding 28,068,545 Subordinate Voting Shares, 1,325,694 Multiple Voting Shares and 5,772,274 Preferred Shares.  In addition, as at the date hereof, 1,836,000 Subordinate Voting Shares are issuable upon exercise of options granted under our stock option plan. During the three month period ended March 31, 2009, the Company did not repurchase any Subordinate Voting Shares or Preferred Shares under its Normal Course Issuer Bid.

Canadian tax treatment of preferred dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Preferred Shares are designated as “eligible dividends”.  Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Changes in internal controls over financial reporting

There have been no changes in our internal controls over financial reporting during the three month period ended March 31, 2009 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Forward-looking statements

This MD&A contains forward-looking statements. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to, those set out below and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form, which is included in the Company’s Annual Report on Form 40-F:

•	Economic conditions, especially as they relate to credit availability and consumer spending.
•	Commercial real estate property values, vacancy rates, and general conditions of financial liquidity for real estate transactions.
•	Extreme weather conditions impacting demand for our services or our ability to perform those services.
•	Economic deterioration impacting our ability to recover goodwill and other intangible assets.
•	Ability to generate cash from our businesses to fund future acquisitions and meet our debt obligations.
•	The effects of changes in foreign exchange rates in relation to the US dollar on our Canadian dollar, Australian dollar and Euro denominated revenues and expenses.
•	Risks arising from any regulatory review and litigation.
•	Changes in government policies at the federal, state/provincial or local level that may adversely impact our businesses.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized.  The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved.  We note that past performance in operations and share price are not necessarily predictive of future performance.  We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Additional information

Additional information regarding the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com.